SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of March 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



RYANAIR ANNOUNCES MANAGEMENT PAY FREEZE AND FURTHER OTHER COST CUTS AS FUEL HITS
                                 $100 A BARREL

Ryanair, Europe's largest low fares airline today (Wednesday, 26th March 2008) confirmed that it was freezing the pay of its senior management for 2008 as part of a series of cost cutting measures over the coming weeks as the price of oil rises to over $100 a barrel. From 1st April next Ryanair's current $68 per barrel fuel hedges, expire.

Ryanair confirmed that it is reviewing all of its major costs including airports, staffing, fuel and currency exposures and this cost reduction programme will continue over the coming weeks. Since Ryanair is the only airline in Europe to guarantee the lowest fares and no fuel surcharges, Ryanair must pay for higher oil by reducing costs elsewhere.

Ryanair's Michael O'Leary said today:

     "Given the enormous increase in our fuel costs, and the likelihood that profits over the coming year may fall, it is appropriate that Ryanair's senior management lead this cost reduction programme by example, with a pay freeze in 2008.

     "None of  Ryanair's   senior   management  team   (comprising  of  over 30
     individuals) will receive any pay increase this year unless the current high oil prices fall, and until we can see some prospect of profits being increased. We are working intensively on other cost reductions, including focusing on airport costs and handling costs, staff costs and other operating expenses, as we expand Ryanair while lowering fares but absorbing much higher oil costs.

     "Ryanair will continue to guarantee the lowest fares and no fuel surcharges on every route we operate, This can only be achieved in a period of higher oil prices by reducing costs in every other area. These cost reductions will mean that Ryanair's passengers can continue to enjoy
     Europe's   guaranteed  lowest  fares,  and  a  guarantee  of  no  fuel surcharges whenever they travel with Ryanair".

Ends.                                     Wednesday, 26th March 2008


For reference:  Peter Sherrard, Ryanair    Pauline McAlester, Murray Consultants
                Tel: +353-1-8121228        Tel: +353-1-4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  26 March, 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director